UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

CRESCENT FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

225744 10 1 (CUSIP Number)

AUGUST 20, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225744 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James A. Lucas, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 112,629 6. Shared Voting Power 0 7. Sole Dispositive Power 112,629 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,629

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Report Person (See Instructions) IN

Item 1.

(a) Name of Issuer

Crescent Financial Corporation

(b) Address of Issuer’s Principal Executive Offices

1005 High House Road

Cary, North Carolina 27513

Item 2.

(a) Name of Person Filing

James A. Lucas, Jr.

(b) Address of Principal Business Office or, if none, Residence

7412 Chapel Hill Road

Raleigh, North Carolina 27607

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

225744 10 1

Item 3. Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:    112,629

(b) Percent of class:        5.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote                                                                                      112,629

(ii) Shared power to vote or to direct the vote                                                                                            0

(iii) Sole power to dispose or to direct the disposition of                                                               112,629

(iv) Shared power to dispose or to direct the disposition of                                                                      0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003
Date

/s/ James A. Lucas, Jr.
Signature

James A. Lucas, Jr.
Name/Title